Filed pursuant to Rule 433
Registration Statement No. 333-158199-10
December 1, 2010

EQUITY DERIVATIVES STRUCTURING

Credit Suisse & VelocityShares Launch a Suite of
Exchange Traded Volatility Products

Credit Suisse AG (“Credit Suisse”) in partnership with VelocityShares has launched six volatility-related exchange-traded notes (ETNs). The ETNs are intended to enable institutional traders to manage their daily trading risks via an exchange traded product linked to the S&P 500 VIX Short-Term Futures™ Index and the S&P 500 VIX Mid-Term Futures™ Index, respectively.

The following volatility linked ETNs are now available:

  VelocityShares VIX Short-Term ETN (VIIX)

  VelocityShares VIX Medium-Term ETN (VIIZ)

  VelocityShares Daily Inverse VIX Short-Term ETN (XIV)

  VelocityShares Daily Inverse VIX Medium-Term ETN (ZIV)

  VelocityShares Daily 2x VIX Short-Term ETN (TVIX)

  VelocityShares Daily 2x VIX Medium-Term ETN (TVIZ)

The ETNs are intended to be trading tools for sophisticated investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in a volatility index and of seeking daily leveraged or inverse investment results, as applicable.

An investment in the ETNs involves risks, including the possible loss of part or all of your investment. For a brief description of some of the risks, please see below. For further information regarding risks, please see the section entitled "Risk Factors" in the applicable prospectus. Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 (File No. 333-158199-10), to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or VLS Securities LLC or any agent or dealer participating in an offering will arrange to send you the applicable terms sheet, pricing supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037. The ETNs may not be a suitable investment for you if you are not willing to be exposed to fluctuations in volatility in general and in the level of the applicable underlying index in particular; you seek a guaranteed return of principal; you seek a long-term investment objective; you believe the level of the underlying index will decease (or increase in the case of the inverse ETNs) or will not increase (or decrease in the case of the inverse ETNs) by an amount, and at a time or times, sufficient to offset the daily investor fees (or early redemption charge, if applicable) over your intended holding period of the ETNs and to provide you with a satisfactory return on your investment during the time you hold the ETNs; you prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings; you seek current income from your investment; you are not a sophisticated investor and you seek an investment for other purposes than managing daily trading risks; you seek an investment with a longer duration than a daily basis; and you do not want to pay daily investor fees or early redemption charges, if applicable, on your investment. Investment banking services in the United States are provided by Credit Suisse Securities (USA) LLC, an affiliate of Credit Suisse Group AG.

For more information, please contact your Credit Suisse sales representative.